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                                  Filed Pursuant to Rule 424(b)3 and Rule 424(c)
                                                     Registration No. 333-123864


                         WARP Technology Holdings, Inc.

              Prospectus Supplement No. 2 Dated September 19, 2005

                      To the Prospectus Dated July 22, 2005


    On September 16, 2005, we filed with the Securities and Exchange Commission the attached Current Report on Form 8-K. The attached information supplements the information in the prospectus.

    This prospectus supplement should be read in conjunction with the prospectus and the prospectus supplement dated August 17, 2005, which are required to be delivered with this prospectus supplement. The prospectus is accompanied by a copy of our Annual Report on Form 10-KSB for the year ended June 30, 2004 and a copy of our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005.

    Investing in our Common Stock involves a high degree of risk. You should carefully consider the "Risk Factors" beginning on page 3 of the prospectus in determining whether to purchase the Common Stock.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy or accuracy of the disclosures in this supplement. Any representation to the contrary is a criminal offense.

    Prospective investors should rely only on the information contained in this supplement, the prospectus or information specifically incorporated by reference in the prospectus or this supplement. We have not authorized anyone to provide prospective investors with information that is different.

          The date of this prospectus supplement is September 19, 2005
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-K
                                 CURRENT REPORT

     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):             September 12, 2005

                         Warp Technology Holdings, Inc.
             -----------------------------------------------------
             (Exact name of registrant as specified in its charter)

           Nevada                      000-33197                 88-0467845
----------------------------          -----------            -------------------
(State or other jurisdiction          (Commission             (I.R.S. Employer
     of incorporation)                File Number)           Identification No.)


200 Railroad Avenue, Greenwich, Connecticut                             06830
-------------------------------------------                          -----------
 (Address of principal executive offices)                             Zip Code)


Registrant's telephone number, including area code:                 203 422 2950


                                 Not Applicable
                 ----------------------------------------------
           Former name or former address, if changed since last report



Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR
    230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR
    240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange
     Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange
    Act (17 CFR 240.13e-4(c))


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Item 1.01 Entry into a Material Definitive Agreement.

Acquisitions of The David Corporation, ProfitKey International, LLC, Foresight Software, Inc. and Process Software, LLC

On September 12, 2005, Warp Technology Holdings, Inc. operating under the name Halo Technology Holdings ("Halo" or the "Company") entered into a Purchase Agreement (the "Purchase Agreement") with Platinum Equity, LLC (the "David/ProfitKey Seller"), EnergyTRACS Acquisition Corp. (the "Foresight Seller") and Milgo Holdings, LLC (the "Process Seller" and together with the David/ProfitKey Seller and the Foresight Seller, the "Sellers") for the acquisition of 100% of the Equity Interests in The David Corporation, ProfitKey International, LLC, Foresight Software, Inc. and Process Software, LLC (the "Acquisition"). Under the terms of the Purchase Agreement, the David/ProfitKey Seller shall sell, assign and deliver 100% of the common stock, no par value per share of the David Corporation, a California Corporation (the "David Stock") and a 100% membership interest in ProfitKey International LLC, a Delaware limited liability company (the "ProfitKey Membership Interest"), the Foresight Seller shall sell, assign and deliver 100% of the common stock, par value $0.01 per share of the Forsight Software, Inc., a Delaware corporation (the "Foresight Stock") and the Process Seller shall sell, assign and deliver a 100% membership interest in Process Software, LLC, a Delaware limited liability company (the "Process Membership Interest") to the Company in exchange for the payment of an aggregate of Twelve Million Dollars ($12,000,000) in cash.

Platinum Equity, LLC is a Seller under the Purchase Agreement. An affiliate of Platinum Equity, Gupta Holdings, LLC, owns 2,020,000 shares of Series C Preferred Stock of the Company, which is convertible into 2,020,000 shares of Common Stock of the Company, and warrants to acquire 2,312,336 shares of Common Stock. On an as converted basis, the shares of Series C Preferred Stock held by Gupta Holdings, LLC would represent approximately 10% of the then outstanding shares of Common Stock of the Company.

Under the Purchase Agreement, the Sellers made certain customary representations and warranties to the Company concerning the acquired companies and the Company made certain customary representations and warranties to the Sellers. The Purchase Agreement contains indemnity terms which provide that each party shall indemnify the other party for breaches of representations and warranties and covenants made under the agreement, provided that neither party shall be required to pay any damages unless the aggregate amount of all damages exceeds certain limits contained in the Purchase Agreement and provided further that neither party shall be liable for damages in excess of certain limits contained in the Purchase Agreement, other than for specified breaches of covenants by each Seller.

The Acquisition is scheduled to close on September 30, 2005, subject to customary conditions precedent including accuracy of representations and warranties at the closing date, satisfaction of all closing conditions and simultaneous closing of the Tesseract Merger Agreement described below. The Company expects to raise the funds to close the Acquisition and the Merger described below from lenders under its existing Credit Agreement, and from equity investors. The Company's management is confident that sufficient funds will be raised to finance these transactions. However, this


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can not be assured. Failure to obtain the expected financing could prevent the
Company from closing the Acquisition and the Merger described below and could have a material adverse effect on the Company.

A copy of the Purchase Agreement is attached as Exhibit 10.86 and is incorporated herein by reference. The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement.

The Tesseract Acquisition

On September 12, 2005, the Company entered into a Merger Agreement (the "Merger Agreement") with TAC/Halo, Inc., a wholly owned subsidiary of the Company (the "Merger Sub"), Tesseract Corporation ("Tesseract") and Platinum Equity, LLC ("Seller"). Under the terms of the Merger Agreement, Tesseract shall be merged with and into the Merger Sub (the "Merger") and shall survive as a wholly-owned subsidiary of the Company. The aggregate consideration payable pursuant to the Merger to Seller as the holder of 100% of the common stock, par value $0.01 per share of Tesseract (the "Stock") shall consist of (a) $5,500,000 in cash payable at the closing of the Merger, (b) that number of shares of Series D Preferred Stock as shall be obtained by dividing $6,750,000 by a divisor to be agreed upon by the Company and Seller, and (c) a promissory note in the original principal amount of $1,750,000, delivered at closing and payable no later than March 31, 2006. The number of shares and terms of the Series D Preferred Stock have not yet been agreed upon.

In connection with the issuance of Series D Preferred Stock to Tesseract, the Company has agreed to enter into a Registration Rights Agreement pursuant to which the Company agrees to register the common stock issuable upon conversion of the Series D Preferred Stock. This agreement will be in a form to be agreed upon by the Company and the Seller.

Gupta Holdings, LLC, an affiliate of the Seller, owns 2,020,000 shares of Series C Preferred Stock of the Company, which is convertible into 2,020,000 shares of Common Stock of the Company, and warrants to acquire 2,312,336 shares of Common Stock. On an as converted basis prior to the consummation of Merger, the shares of Series C Preferred Stock held by Gupta Holdings, LLC would represent approximately 10% of the then outstanding shares of Common Stock of the Company.

Under the Merger Agreement, the Seller made certain customary representations and warranties to the Company concerning the acquired companies and the Company made certain customary representations and warranties to the Seller. The Merger Agreement contains indemnity terms which provide that each party shall indemnify the other party for breaches of representations and warranties and covenants made under the agreement, provided that neither party shall be required to pay any damages unless the aggregate amount of all damages exceeds certain limits and provided further that neither party shall be liable for damages in excess of certain limits, other than for breaches by the Seller of representations relating to authority to enter into the agreement, capitalization, subsidiaries and taxes.

The Merger is scheduled to close on September 30, 2005, subject to customary conditions precedent including accuracy


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of representations and warranties at the closing date, satisfaction of all closing conditions and simultaneous closing of the Purchase Agreement described above. The Company expects to raise the funds to close the Merger and the Acquisition described above from lenders under its existing Credit Agreement, and from equity investors. The Company's management is confident that sufficient funds will be raised to finance these transactions. However, this can not be assured. Failure to obtain the expected financing could prevent the Company from closing the Merger and the Acquisition described above and could have a material adverse effect on the Company.

A copy of the Merger Agreement is attached as Exhibit 10.87 and is incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

10.86 Purchase Agreement, dated as of September 12, 2005, by and among Warp Technology Holdings, Inc., Platinum Equity , LLC, EnergyTRACS Acquisition Corp. and Milgo Holdings, LLC. Certain exhibits and schedules to the Purchase Agreement are referred to in the text thereof and the Registrant agrees to furnish them supplementally to the Securities and Exchange Commission upon request.

10.87 Merger Agreement, dated as of September 12, 2005, by and among Warp Technology Holdings, Inc., TAC/Halo, Inc. Tesseract Corporation and Platinum Equity, LLC. Certain exhibits and schedules to the Merger Agreement are referred to in the text thereof and the Registrant agrees to furnish them supplementally to the Securities and Exchange Commission upon request.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               Warp Technology Holdings, Inc.

September 16, 2005                             By:   Ernest Mysogland
                                                     ---------------------------
                                                     Name: Ernest Mysogland
                                                     Title: Chief Legal Officer


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                                  Exhibit Index


Exhibit No.             Description
-----------             -----------

10.86 Purchase Agreement, dated as of September 12, 2005, by and among Warp Technology Holdings, Inc., Platinum Equity , LLC, EnergyTRACS Acquisition Corp. and Milgo Holdings, LLC.

10.87 Merger Agreement, dated as of September 12, 2005, by and among Warp Technology Holdings, Inc., TAC/Halo, Inc. Tesseract Corporation and Platinum Equity, LLC.



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